UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Medical Action Industries Inc.
      (Exact name of registrant as specified in its charter)

Delaware	000-13251	11-2421849
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

500 Expressway Drive South
Brentwood, New York		11717
(Address of principal executive offices)		(Zip Code)

Brian Baker (631) 404-3711
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01 Conflict Minerals Disclosure and Report

Medical Action Industries Inc. (the “Company”) has evaluated its current product lines including information received from its suppliers and has reasonably determined that one product that the Company manufactured, or contracted to manufacture, during calendar year 2013 may contain conflict minerals (cassiterite or tin, columbite tantalite or tantalum, gold, wolframite or tungsten, or their derivatives) that are necessary to the functionality or production of that product.  This product is a magnetic drape and the conflict minerals may be contained in a magnet that the Company uses in its manufacture of such drape.  The Company consulted its purchasing records and supply-chain manager and determined that it sourced these magnets in 2013 from a single supplier.  The Company engaged with that supplier and conducted a good faith reasonable country of origin inquiry regarding any conflict minerals that may be contained in the magnets.  This inquiry included a request for information about whether the magnets contained any conflict minerals and, if so, whether they had been obtained from the Democratic Republic of the Congo (“DRC”) or the adjoining countries.  The Company’s supplier confirmed in writing that any metals in the magnet that qualify as Conflict Minerals were not sourced from either the DRC or the adjoining countries (as that latter term is defined).  Based on this inquiry, the Company does not know or have any reason to believe that any conflict minerals that may be in the magnets used in these magnetic drapes may have originated in the DRC or the adjoining countries.  Other than this product, the Company does not have reason to believe that any of its other products manufactured and sold in 2013 contained any conflict minerals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MEDICAL ACTION INDUSTRIES INC.

By:	/s/ Brian Baker
Brian Baker Chief Financial Officer

Dated: May 30, 2014